Exhibit 99.1

U Power Announces Pricing of $1.4 Million Registered Direct Offering

SHANGHAI, Jul. 24, 2025 /PRNewswire/ -- U Power Limited (Nasdaq: UCAR) (the “Company” or “U Power”), a provider of comprehensive electric vehicle (“EV”) battery-swapping solutions on track of becoming a smart energy grid solutions provider, today announced that it has entered into a securities purchase agreement with a single institutional investor (the “Investor”) to sell 551,628 Class A ordinary shares (or pre-funded warrants in lieu thereof) of the Company’s in a registered direct offering. In a concurrent private placement, the Company also agreed to issue and sell to the Investor warrants to purchase up to 551,628 Class A ordinary shares. The combined effective offering price for each Class A ordinary share and accompanying warrant is $2.50. The warrants which are immediately exercisable, expire five years from issuance, and have an initial exercise price of $2.50 per share, which exercise price is subject to standard adjustments for dividends, splits and similar events and is also subject to adjustment for certain dilutive issuances (as defined in the form of warrant).

The gross proceeds to the Company from the registered direct offering and concurrent private placement are estimated to be approximately $1.4 million before deducting the placement agent’s fees and other estimated offering expenses payable by the Company.

The offering is expected to close on or about July 25, 2025, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as the sole placement agent in connection with the offering.

The Class A ordinary shares are being offered pursuant to a shelf registration statement on Form F-3 (File No. 333-282901), which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 8, 2024. The offering of Class A ordinary shares will be made only by means of a prospectus supplement that forms a part of such registration statement. The warrants to be issued in the concurrent private placement and the Class A ordinary shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. A prospectus supplement relating to the sales of Class A ordinary shares will be filed by the Company with the SEC. When available, copies of the prospectus supplement relating to the registered direct offering, together with the accompanying prospectus, can be obtained at the SEC’s website at www.sec.gov or from Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3500.

About U Power Limited

U Power is a provider of comprehensive AI-integrated energy solutions that connect electric vehicles (EVs) with advanced energy infrastructure, optimizing both mobility and grid performance. Originally a distributor of various battery-swapping station models built on its proprietary modular battery-swapping technology UOTTA™, U Power has evolved into a provider of AI-integrated solutions for energy grids and transportation systems.

Through investments in next-generation technologies, U Power is building intelligent ecosystems that integrate resilient AI driven solutions able to transform EVs into dynamic energy assets. By incorporating AI algorithms, U Power’s comprehensive solutions for smart energy grids are designed to support autonomous EV driving, optimize energy replenishment efficiency, and seamlessly connect EV assets with advanced AI-powered transportation systems, enabling peak and off-peak energy load balancing.

For more information, please visit the Company’s website: https://www.upower-limited.com/.

Safe Harbor Statements

This press release contains “forward-looking statements”. Forward-looking statements reflect our current view about future events. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, which include, without limitation, the expected completion, timing and size of the offering. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “could,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “propose,” “potential,” “continue” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results in the Company’s registration statements and other filings with the U.S. Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. References and links (including QR codes) to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Contact

U Power Limited
Investor Relations Department
ir@upincar.com

The Equity Group
Lena Cati, Senior Vice President
212-836-9611 / lcati@theequitygroup.com

Alice Zhang, Associate
212-836-9610 / azhang@theequitygroup.com